FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                 -----             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                  -----    -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 9 - issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on August 9, 2006.

In anticipation of continuing firm freight rates for the remainder of the year, the profit forecast for 2006 is upgraded to USD 230-250 million before tax.

Profit before tax for the first half-year of 2006 was USD 140 million (DKK 852 million). The result was better than expected and highly satisfactory.

Highlights     o    Profit after tax for the second quarter of 2006 was USD 81 million (DKK 480 million). Profit after tax for the first half of 2006 was USD 139 million (DKK 842 million).

               o Earnings per share (EPS) were USD 4.0 (DKK 24.2) for the first half of 2006 against USD 4.6 (DKK 26.7) for the same period last year. EPS for the second quarter were USD 2.3 (DKK 13.8) in 2006 and USD 2.4 (DKK 14.2) in 2005,
                    respectively.

               o Return on Invested Capital (RoIC) was 18.1% p.a., and Return on Equity (RoE) was 35.6% p.a. for the quarter and 20.4%
                    (RoIC) and 31.2% (RoE) for the first half of 2006. At
                    30 June 2006, equity amounted to USD 870 million (DKK 5,109 million), corresponding to USD 25.1 per share (DKK 147.6 per share) excluding treasury shares.

               o The market value of the Company's vessels, including the order book, exceeded book value by USD 861.3 million at 30 June 2006, equalling USD 24.9 per share (DKK 146.0 per share), excluding treasury shares.

               o The product tanker market was highly volatile in the first half. The increasing transport demand in the USA and Asia ensured a solid demand for product tankers at favourable rates during the first half. The period time charter market remained strong, reflecting the persistently strong customer demand and optimistic outlook. At 30 June, the Company had covered 35% of the remaining earning days in 2006 at an average rate of USD/day 25,375.

               o The upward trend in the bulk market of the second quarter continued into the third quarter due to an increasing demand for transport of primarily iron ore and coal. At 30 June, the Company had covered 77% of the remaining earning days in 2006 at an average of USD/day 17,557.

               o Pursuant to the strategy "Greater Earning Power", TORM has in 2006 contracted four MR product tankers with 1A Super Ice Class designation, sold five older dry bulk vessels and one product tanker.

               o As a consequence of continuing firm freight freight rates for product tankers and the unhedged part of dry bulk the expectations for 2006 are upgraded by USD 40 million to USD 230-250 million before tax. Profit from the sale of vessels amounts to USD 54 million.

Teleconference      TORM's management will review the report for the first
                    half-year of 2006 in a telecom-ference and webcast
                    (www.torm.com) to be held today, 9 August 2006, at 17:00
                    Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM's website.

Contact             A/S Dampskibsselskabet TORM      Telephone +45 39 17 92 00
                    Tuborg Havnevej 18               Klaus Kjaerulff, CEO
                    DK-2900 Hellerup - Denmark

--------------------------------------------------------------------------------------------------------------------------
                                                           Q2 2006      Q2 2005         Q1-Q2         Q1-Q2
Million USD                                                                              2006          2005         2005
--------------------------------------------------------------------------------------------------------------------------
Income statement
Net revenue                                                  140.1        132.1         301.9         264.4        587.0
Time charter equivalent earnings (TCE)                       102.9        103.7         232.4         209.3        463.8
Gross profit                                                  59.8         70.0         145.8         145.6        314.9
EBITDA                                                        72.4         87.1         154.4         179.0        351.0
Operating profit                                              57.6         75.9         124.5         157.5        303.2
Financial items                                               23.2         10.0          15.6           6.3        (3.8)
Profit before tax                                             80.8         85.9         140.1         163.8        299.4
Net profit                                                    80.8         84.2         138.5         161.1        299.4
--------------------------------------------------------------------------------------------------------------------------

Balance sheet
Total assets                                               1,753.1      1,580.6       1,753.1       1,580.6      1,810.1
Equity                                                       870.3        790.2         870.3         790.2        904.7
Total liabilities                                            882.8        790.4         882.8         790.4        905.4
Invested capital                                           1,265.4      1,023.2       1,265.4       1,023.2      1,175.8
Net interest bearing debt                                    723.1        617.4         723.1         617.4        632.1
--------------------------------------------------------------------------------------------------------------------------

Cash flow
From operating activities                                     64.6         76.5         140.3         140.5        261.1
From investing activities                                     33.0      (174.2)        (86.5)       (348.4)      (473.1)
    Thereof investment in tangible fixed
    assets                                                  (56.8)      (249.9)       (176.5)       (471.5)      (635.9)
From financing activities                                  (168.1)         44.4       (160.7)         181.8        303.2
Net cash flow                                               (70.5)       (53.3)       (106.9)        (26.1)         91.2
--------------------------------------------------------------------------------------------------------------------------

Key financial figures
Margins:
    TCE                                                      73.4%        78.5%         77.0%         79.2%        79.0%
    Gross profit                                             42.7%        53.0%         48.3%         55.1%        53.7%
    EBITDA                                                   51.7%        65.9%         51.1%         67.7%        59.8%
    Operating profit                                         41.1%        57.5%         41.2%         59.6%        51.6%
Return on Equity (RoE) (p.a.)                                35.6%        41.3%         31.2%         42.8%        36.9%
Return on Invested Capital (RoIC) (p.a.)                     18.1%        33.2%         20.4%         38.4%        33.8%
Equity ratio                                                 49.6%        50.0%         49.6%         50.0%        50.0%
Exchange rate USD/DKK, end of period                          5.87         6.16          5.87          6.16         6.32
Exchange rate USD/DKK, average                                5.94         5.91          6.08          5.80         6.00
--------------------------------------------------------------------------------------------------------------------------

Share related key figures
Earnings per share, EPS                           USD          2.3          2.4           4.0           4.6          8.6
Cash flow per share, CFPS                         USD          1.9          2.2           4.0           4.0          7.5
Share price, end of period
    (per share of DKK 10 each)                    DKK        271.7        331.5         271.7         331.5        305.1
Number of shares, end of period                   Mill.       36.4         36.4          36.4          36.4         36.4
Number of shares (excl. treasury shares),
    average.                                      Mill.       34.8         34.8          34.8          34.8         34.8
--------------------------------------------------------------------------------------------------------------------------

Profit by division

--------------------------------------------------------------------------------------------------------------------------
Million USD                                              Q2 2006                               Q1-Q2 2006
                                           -------------------------------------------------------------------------------
                                           Tanker    Bulk      Not                  Tanker    Bulk      Not
                                           division  division  allocated  Total     division  division  allocated  Total
--------------------------------------------------------------------------------------------------------------------------
Net revenue                                  111.6     28.5      0.0      140.1       242.3     59.6      0.0       301.9
Port expenses, bunkers and commissions      (35.9)    (1.3)      0.0     (37.2)      (66.6)    (2.9)      0.0      (69.5)
--------------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings (TCE)*)      75.7     27.2      0.0      102.9       175.7     56.7      0.0       232.4
Charter hire                                (11.4)   (11.2)      0.0     (22.6)      (23.4)   (22.6)      0.0      (46.0)
Operating expenses                          (16.6)    (3.9)      0.0     (20.5)      (32.6)    (8.0)      0.0      (40.6)
--------------------------------------------------------------------------------------------------------------------------
Gross Profit                                  47.7     12.1      0.0       59.8       119.7     26.1      0.0       145.8
Profit from sale of vessels                    2.9     16.5      0.0       19.4         2.9     16.5      0.0        19.4
Administrative expenses                      (7.3)    (1.5)      0.0      (8.8)      (13.2)    (2.7)      0.0      (15.9)
Other operating income                         2.2    (0.2)      0.0        2.0         5.1      0.0      0.0         5.1
Depreciation and impairment losses          (12.3)    (2.5)      0.0     (14.8)      (24.7)    (5.2)      0.0      (29.9)
--------------------------------------------------------------------------------------------------------------------------
Operating profit                              33.2     24.4      0.0       57.6        89.8     34.7      0.0       124.5
Financial items                                  -        -     23.2       23.2           -        -     15.6        15.6
--------------------------------------------------------------------------------------------------------------------------
Profit/(Loss) before tax                         -        -     23.2       80.8           -        -     15.6       140.1
Tax                                              -        -      0.0        0.0           -        -    (1.6)       (1.6)
--------------------------------------------------------------------------------------------------------------------------
Net profit                                       -        -     23.2       80.8           -        -     14.0       138.5
--------------------------------------------------------------------------------------------------------------------------

*) TCE is gross freight income less bunker, commissions and port expenses (TCE = Time Charter Equivalent).

Tanker and Bulk

Tanker Division     The Tanker Division achieved a profit before financial items of USD 33.2 million in the second quarter of 2006 against USD 56.6 million in the first quarter. Profit from the sale of vessels amounted to USD 2.9 million in the second quarter.

                    In line with normal seasonal patterns, freight rates were strong at the beginning of the year, dropping towards the end of the first and into the second quarter as the winter season came to an end, resulting in a tailing off in the transportation of heating oil. The decrease in freight rates at the beginning of the second quarter was more pronounced than normal, although rates recovered from the middle of the quarter. Especially the MR segment has been very positive in the second quarter and this development has continued into Financial items

                    Bunker expenses have risen steadily during 2006, negatively affecting the earnings of vessels operating in the spot market. At 30 June, TORM had covered 51.5% of the remaining bunker requirement for 2006.

                    In the first half of 2006, the tanker market was affected by the following factors:

                    Positive impact:

                    o Economic growth in the USA and China which, together with the OECD's increased stockpiling of oil products, ensured strong demand for product tankers.

                    o Failing oil supplies from Nigeria and lower Russian oil exports, which were replaced by oil from Saudi Arabia, increasing transport distances.

                    o Coverage of freight rates which to some extent countered the effect of the low freight rates at the end of the first and the beginning of the second quarter.

                    Negative impact:

                    o Reduced naphtha exports to the Far East and the Middle East as a result of the extraordinarily large number of inspections of refineries and petrochemical plants, particularly affecting the LR2 market.

                    o    Reduced exports of jet fuel to Europe.

                    o Continued strong growth in the global product tanker fleet.

                    In the second quarter of 2006, TORM's Tanker Division obtained freight rates that were 25% lower for the LR2 segment, 21% lower for the LR1 segment and unchanged in the MR segment compared with those of the second quarter of 2005. The MR segment was by far the strongest segment in the second quarter.

                    The number of earning days in the LR2 segment was up by 19% compared with the second quarter of 2005. The number of earning days in the LR1 and MR segments increased by 63% and 28%, respectively. Compared with the first quarter of 2006, the number of earning days was up by 6% for the tanker fleet as a whole.

------------------------------------------------------------------------------------------
Tanker Division                   Q2 05     Q3 05     Q4 05     Q1 06     Q2 06    Change
                                                                                    Q2 05
                                                                                   -Q2 06
------------------------------------------------------------------------------------------
LR2 (Aframax, 90-110,000 DWT)
Available earning days              442       548       550       529       527      19%
Per earning day (USD):
    Earnings (TCE)*)             30,281    28,185    45,917    43,553    22,707     (25%)
    Operating expenses           (4,849)   (5,899)   (6,157)   (5,464)   (6,695)     38%
    Operating cash flow**)       18,726    14,172    30,316    33,526    13,258     (29%)
------------------------------------------------------------------------------------------
LR1 (Panamax, 75-85,000 DWT)
Available earning days              652       774       827       912     1,060      63%
Per earning day (USD):
    Earnings (TCE)*)             26,906    26,509    41,726    35,356    21,275     (21%)
    Operating expenses           (6,836)   (6,074)   (5,680)   (5,730)   (5,254)    (23%)
    Operating cash flow**)       11,769    15,090    27,964    22,113     9,718     (17%)
------------------------------------------------------------------------------------------
MR (45,000 DWT)
Available earning days            1,270     1,547     1,638     1,599     1,632      29%
Per earning day (USD):
    Earnings (TCE)*)             26,079    23,499    29,373    28,118    26,009       0%
    Operating expenses           (6,594)   (6,274)   (6,505)   (7,199)   (7,320)     11%
    Operating cash flow**)       18,788    17,738    23,598    21,730    19,506       4%
------------------------------------------------------------------------------------------

*) TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**)  Operating cash flow = TCE less operating expenses and charter hire.

Bulk Division       The Bulk Division achieved a profit before financial items of USD 24.4 million in the second quarter of 2006 against USD 10.3 million in the first quarter. The profit from the sale of TORM's two Handysize vessels, TORM Arawa and TORM
                    Pacific, amounted to USD 16.5 million in the second quarter.

                    Rates increased in the bulk market during the second quarter of 2006 to a historic seasonal high. Rates have continued to increase into the third quarter.

                    Bulk rates were primarily positively affected by stronger demand for iron ore during the second quarter. The growth in Chinese steel production also increased the demand for coal, which supported bulk rates in the second quarter. The increased cement exports from China to the USA further boosted the bulk market.

                    Despite the relatively large addition of newbuildings to the bulk market in 2006, the market was able to absorb the new tonnage in the second quarter.

                    The number of available earning days in the Panamax segment was 15% higher in the second quarter of 2006 compared with the second quarter of 2005.

                    The number of available earning days in the Handysize segment dropped by 40% in the second quarter of 2006 compared with the second quarter of 2005. The decrease was due to TORM's sale and delivery of its two Handysize vessels during the second quarter of 2006. Pursuant to the strategy, TORM no longer operates in this segment and the Bulk Division focuses only on the Panamax segment.

------------------------------------------------------------------------------------------
Bulk Division                    Q2 05      Q3 05     Q4 05     Q1 06     Q2 06    Change
                                                                                    Q2 05
                                                                                   -Q2 06
------------------------------------------------------------------------------------------
Panamax (60-80,000 DWT)
Available earning days           1,203      1,240     1,356     1,346     1,382      15%
Per earning day (USD):
    Earnings (TCE)*)            30,962     27,523    22,585    20,324    18,343     (41%)
    Operating expenses          (4,607)    (4,294)   (5,017)   (4,572)   (4,576)     (1%)
    Operating cash flow**)      21,792     12,241    12,136     9,430     7,681     (65%)
------------------------------------------------------------------------------------------
Handysize (20-35,000 DWT)
Available earning days             206        215       197       179       124     (40%)
Per earning day (USD):
    Earnings (TCE)*)            17,645     14,514    13,067    12,479    11,899     (33%)
    Operating expenses          (3,908)    (3,690)   (5,049)   (4,583)   (4,583)     17%
    Operating cash flow**)      13,172      9,150     7,745     7,987     9,700     (26%)
------------------------------------------------------------------------------------------

*) TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**)  Operating cash flow = TCE less operating expenses and charter hire.


Other activities    Other (non allocated) activities for the first half-year
                    consisted of financial items of USD 15.6 million, of which USD 25.5 million was dividend from the shareholding in Dampskibsselskabet "NORDEN" A/S ("Norden"), while tax accounted for USD (1.6) million.

Fleet development   In the second quarter, TORM sold and delivered DIFKO
                    Lisbeth, TORM Pacific and TORM Arawa. TORM furthermore took delivery of the LR2 product tanker TORM Margrethe.

                    At the end of the second quarter of 2006, TORM's fleet consisted of 38 vessels: 30 product tankers and eight bulk carriers. In July, TORM sold three Panamax bulk carriers, cf. the announcement of 28 July.

                    -----------------------------------------------------------
                                 31 Dec                                 30 June
                                  2005   Addition        Disposal        2006
                    -----------------------------------------------------------

                    LR2/Aframax     3.0  TORM Gudrun               -       6.0
                                         TORM Kristina
                                         TORM Margrethe
                    LR1/Panamax     6.0  DIFKO Lisbeth   DIFKO Lisbeth     6.0
                    MR             18.0       -               -           18.0
                    -----------------------------------------------------------
                    Tank           27.0     4.0             1.0           30.0
                    -----------------------------------------------------------

                    Panamax         8.0       -               -            8.0
                    Handysize       2.0       -          TORM Pacific        -
                                                         TORM Arawa
                    -----------------------------------------------------------
                    Bulk           10.0       -               2.0          8.0
                    -----------------------------------------------------------
                    Total          37.0     4.0               3.0         38.0
                    -----------------------------------------------------------

Planned
fleet changes       PHIC The order book of a total of 14 vessels represents an investment of USD 634 million, of which the remaining investments amount to USD 500 million.

                    ----------------------------------------------------------------------------------------------
                             30 June   2006           2007                2008                2009          Total
                              2006    -------   -----------------   -----------------   -----------------   Order
                                      Q3   Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Book
                    ----------------------------------------------------------------------------------------------
                    LR2         6      1    -    1    1    -  0.5    -    1    -    1    1    -    -    -     6.5
                    LR1         6      -  0.5    1    -    -    -    -    -    -    -    -    -    -    -     1.5
                    MR         18      -    0    0    -    -    -    -    -    1    -    1    1    2    1       6
                    ----------------------------------------------------------------------------------------------
                    Panamax     8     (3)   -    -    -    -    -    -    -    -    -    -    -    -    -      (3)
                    Handysize   -      -    -    -    -    -    -    -    -    -    -    -    -    -    -       -
                    ----------------------------------------------------------------------------------------------
                    Total      38     (2) 0.5    2    1    0  0.5    0    1    1    1    2    1    2    1      11
                    ----------------------------------------------------------------------------------------------


                    TORM has chartered in 17.5 product tankers on long-term charters, of which 8.5 already form part of the fleet. TORM holds purchase options on four of the charters. The options can be exercised in 2009 and beyond.

                    TORM has chartered in 11 Panamax bulkers on long-term charters with purchase options, of which seven already form part of the fleet. The options can be exercised in 2007 and beyond.

                    As a result, the Company's fleet of owned and chartered vessels will increase gradually to a total of 74 vessels by 2009, unless any vessels are bought or sold in the meantime.

Pools At 30 June 2006, the three product tanker pools consisted of 78 vessels. By the end of 2006, the three pools are expected to comprise a total of 85 vessels.

Results

Second quarter 2006 The second quarter of 2006 showed a gross profit of USD 60 million, against USD 70 million for the corresponding quarter of 2005.

                    Depreciation was USD 15 million during the second quarter of 2006, against USD 11 million in the second quarter of 2005. The higher depreciation amount was due to the Company's larger fleet.

                    Profit before financial items for the second quarter of 2006 was USD 58 million, against USD 76 million in the same quarter of 2005. Of this amount, the Tanker and Bulk Divisions contributed USD 33 million and USD 24 million, respectively.

                    Financial items were positive by USD 23 million against USD 10 million in the same quarter of 2005. Financial items were positively affected by a dividend payment of USD 25.5 million from Norden in 2006 (2005: USD 12.6 million).

                    Profit after tax was USD 81 million, against USD 84 million in the same quarter of 2005.

Six months 2006     Profit after tax for the first six months of 2006 was USD
                    139 million, while profit before tax for the first half-year amounted to USD 140 million. This is considered very satisfactory.

                    Gross profit for the first six months of 2006 was USD 146 million, unchanged from the first six months of 2005. The number of earning days for both the Tanker and the Bulk Divisions was 26% higher in the first half-year of 2006 than in the first half of 2005. This was countered by lower rates during the period.

                    EBITDA was USD 154 million for the first six months of 2006, against USD 179 million in the corresponding period of 2005.

Assets Total assets decreased from USD 1,860 million to USD 1,753 million in the second quarter, primarily as a result of the distribution of dividend of USD 140 million in April.

                    The value adjustment of the Norden shares is a consequence of a drop in the share price from DKK 2,709 as of 31 March 2006 to DKK 2,483 as of 30 June 2006, offset by the effects of a drop in the USD/DKK rate from 6.17 to 5.87 during the same period. The value adjustment of the Norden shares for the second quarter of 2006 was USD (12) million.

Liabilities         During the second quarter of 2006, the Company's net
                    interest bearing debt increased from USD 676 million to USD
                    723 million. The increase was mainly due to higher net borrowing in connection with the delivery of vessels and distribution of dividend, countered by positive cash earnings during the period. The Company has considerable undrawn loan facilities at its disposal.

Equity During the second quarter of 2006, equity declined from USD 946 million to USD 870 million, mainly as a result of the distribution of dividend, offset by earnings during the period and value adjustments of the Norden shareholding in particular. The equity ratio was 49.6% at 30 June 2006.

                    At 30 June 2006, TORM held 1,778,182 treasury shares, corresponding to 4.9% of the Company's share capital. This is an increase of 219,710 shares, corresponding to 0.6% of the Company's share capital, over the first quarter of 2006.

Subsequent events   Since the end of the second quarter of 2006, TORM has sold
                    TORM Herdis, TORM Marina and TORM Tekla for USD 63 million pursuant to announcement no. 8 dated 28 July 2006.

                    TORM has signed a contract in July 2006 for two more MR product tankers with 1A Super Ice Class designation for delivery in 2009. Consequently, TORM will take delivery of six MR product tankers with 1A Super Ice Class designation in 2008-2009.

Norden On 4 April 2006, TORM announced that the Company would actively reconsider its shareholding in Norden during the coming period. TORM's Board of Directors has actively reconsidered the shareholding in Norden, and this has not resulted in a re-evaluation of the value and the strategic potential of the stake.

Management          In connection with the resignation of the former CFO, TORM has hired Egon Zehnder International S.A. to assist in finding a successor.

Expectations        Rates in the tanker market were very volatile in the first half-year. In the LR2 and LR1 segments, rates were lower than expected, while the rates of the MR segment have been better than expected. The MR segment is important to TORM, as 49% of earning days in the Tanker Division are in MR tankers. Rates in the spot-, paper-, and the period market have continued to increase into the third quarter, which gives rise to optimism with regard to rates.

                    Rates in the dry bulk market were slightly better than expected in the first six months of 2006. Rates in the spot market have continued to rise into the third quarter, which gives rise to some optimism with regard to rates. TORM expects the spot market to remain relatively strong throughout the year, although it is not expected to reach the all-time high recorded in the fourth quarter of 2004.

                    As a result of the expected higher earnings for the rest of the year, TORM upgrades the forecast for 2006 by USD 40 million to USD 230-250 million before tax.

                    The key assumptions behind the forecast are as follows:

                    ------------------------------------------------------------------
                    Assumptions                    Q1 06(A)  Q2 06(A)   Q3 06   Q4 06
                    ------------------------------------------------------------------
                    LR2        Earning days           529       527       654     728
                               TCE rate (USD/day)  43,553    22,707         -       -

                    LR1        Earning days           912     1,060     1,211   1,281
                               TCE rate (USD/day)  35,356    21,275         -       -

                    MR         Earning days         1,599     1,632     1,647   1,626
                               TCE rate (USD/day)  28,118    26,009         -       -
                    ------------------------------------------------------------------
                    Panamax    Earning days         1,346     1,382     1,192     916
                               TCE rate (USD/day)  20,324    18,343    18,000  18,000

                    Handysize  Earning days           179       124         -       -
                               TCE rate (USD/day)  12,479    11,899         -       -
                    ------------------------------------------------------------------

                    (A) Realized figures.

                    For competitive reasons, TORM does not provide the Company's own expectations for product tanker rates. The table below sets out the rates as quoted on the IMAREX forward market at 30 June.

                    ------------------------------------------------------------
                    TCE rate (USD/day)                        Q3 06       Q4 06
                    ------------------------------------------------------------
                                                             27,000      46,000
                    LR2

                    LR1                                      25,000      37,000

                    MR                                       20,000      26,000

Sensitivity         At the beginning of the third quarter of 2006, 77% of the
                    earning days remaining in the year for the Panamax bulk carriers was covered at an average of USD/day 17,557. In the Tanker Division, 35% of the earning days were covered at an average of USD/day 25,375.

                    A change compared to the above of USD 1,000 per day of the rates not yet covered in the remaining two quarters of the year will, all other things being equal, lead to a change in net profit of USD 5.1 million.

                    At 30 June, TORM had covered 51.5% of the remaining bunker requirement for 2006. A hypothetical 1 percentage point price change would lead to a change in bunker expenditure in 2006 of USD 0.3 million.

Safe Harbor         Matters discussed in this release may constitute
Forward looking     forward-looking statements. Forward-looking statements
statements          reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

                    Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                    Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

                    The TORM share

                    The price of a TORM share was DKK 271.7 as of 30 June 2006, against DKK 282.6 at the beginning of the second quarter - a reduction of DKK 10.9.

                    During the second quarter, the Company distributed a dividend of DKK 23 per share, equalling DKK 837 million.

                    The total return to shareholders for the second quarter of 2006 was thus DKK 12.1 per share (calculated excluding reinvestment), corresponding to a total return of 4.3%.

                    Accounting policies

                    The accounts for the first half of 2006 have been prepared using the same accounting policies as for the Annual Report 2005.

                    The report for the first-half year of 2006 is unaudited, in line with the normal practice.

                    Information

Teleconference      TORM will review the report for the first half-year of 2006 in a teleconference for financial analysts and investors to be held on 9 August 2006 at 17:00 Copenhagen time (CET). The conference call will be hosted by Klaus Kjaerulff, CEO, and will be conducted in English.

                    Please call 10 minutes before the conference call starts on tel. +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). The teleconference will also be webcast via TORM's website, www.torm.com. The presentation material can be downloaded from the website.

Next reporting      TORM's financial report for the third quarter of 2006 will be released on 8 November 2006.


                    Statement by the Board of Directors and Management on the Interim Report

                    The Board of Directors and Management have considered and approved the interim report for the period 1 January - 30 June 2006.

                    The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS.

                    We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

                    Copenhagen, 9 August 2006

                    Management                Board of Directors

                    Klaus Kjaerulff, CEO      Niels Erik Nielsen, Chairman
                                              Christian Frigast, Deputy Chairman
                                              Lennart Arrias
                                              Ditlev Engel
                                              Peder Mouridsen
                                              Gabriel Panayotides
                                              Nicos Zouvelos

About TORM          TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of close to 100 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

                    TORM was founded in 1889 and has consistently adapted itself to, and benefited from, the enormous changes which characterise the shipping industry in general. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Income Statement

-----------------------------------------------------------------------------------------------------------
Million USD                                Q2 2006      Q2 2005    Q1-Q2 2006    Q1-Q2 2005          2005
-----------------------------------------------------------------------------------------------------------
Net revenue                                  140.1        132.1         301.9         264.4         586.9
Port expenses, bunkers and commissions       (37.2)       (28.4)        (69.5)        (55.1)       (123.1)
-----------------------------------------------------------------------------------------------------------

Time Charter Equivalent Earnings (TCE)       102.9        103.7         232.4         209.3         463.8

Charter hire                                 (22.6)       (17.4)        (46.0)        (33.9)        (82.2)
Operating expenses                           (20.5)       (16.3)        (40.6)        (29.8)        (66.7)
-----------------------------------------------------------------------------------------------------------

Gross profit                                  59.8         70.0         145.8         145.6         314.9

Profit from sale of vessels                   19.4         21.0          19.4          40.4          54.7
Administrative expenses                       (8.8)        (6.7)        (15.9)        (13.3)        (31.2)
Other operating income                         2.0          2.8           5.1           6.3          12.6
Depreciation and impairment losses           (14.8)       (11.2)        (29.9)        (21.5)        (47.8)
-----------------------------------------------------------------------------------------------------------

Operating profit                              57.6         75.9         124.5         157.5         303.2

Financial items                               23.2         10.0          15.6           6.3          (3.8)
-----------------------------------------------------------------------------------------------------------

Profit before tax                             80.8         85.9         140.1         163.8         299.4

Tax                                            0.0         (1.7)         (1.6)         (2.7)          0.0
-----------------------------------------------------------------------------------------------------------

Net profit                                    80.8         84.2         138.5         161.1         299.4
-----------------------------------------------------------------------------------------------------------


Earnings per share, EPS (USD)                  2.3          2.4           4.0           4.6           8.6
Earnings per share, EPS (DKK)*)               13.8         14.2          24.2          26.7          51.5
-----------------------------------------------------------------------------------------------------------

*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

Income statement by quarter

--------------------------------------------------------------------------------------------------------
Million USD                                 Q2 05        Q3 05        Q4 05         Q1 06        Q2 06
--------------------------------------------------------------------------------------------------------
Net revenue                                 132.1        142.2        180.3         161.8        140.1
Port expenses, bunkers and commissions      (28.4)       (32.8)       (35.2)        (32.3)       (37.2)
--------------------------------------------------------------------------------------------------------

Time Charter Equivalent Earnings (TCE)      103.7        109.4        145.1         129.5        102.9

Charter hire                                (17.4)       (19.1)       (29.2)        (23.4)       (22.6)
Operating expenses                          (16.3)       (18.2)       (18.7)        (20.1)       (20.5)
--------------------------------------------------------------------------------------------------------

Gross profit                                 70.0         72.1         97.2          86.0         59.8

Profit from sale of vessels                  21.0         14.4        (0.1)           0.0         19.4
Administrative expenses                      (6.7)        (7.8)       (10.1)         (7.1)        (8.8)
Other operating income                        2.8          2.6          3.7           3.1          2.0
Depreciation and impairment losses          (11.2)       (12.5)       (13.8)        (15.1)       (14.8)
--------------------------------------------------------------------------------------------------------

Operating profit                             75.9         68.8         76.9          66.9         57.6

Financial items                              10.0         (2.3)        (7.8)         (7.6)        23.2
--------------------------------------------------------------------------------------------------------

Profit before tax                            85.9         66.5         69.1          59.3         80.8

Tax                                          (1.7)         0.2          2.5          (1.6)         0.0
--------------------------------------------------------------------------------------------------------

Net profit                                   84.2         66.7         71.6          57.7         80.8
--------------------------------------------------------------------------------------------------------

Assets
-------------------------------------------------------------------------------
Million USD                                   30 June   30 June   31 December
                                                 2006      2005          2005
-------------------------------------------------------------------------------
NON-CURRENT ASSETS

Tangible fixed assets
Land and buildings                                0.4       0.4           0.9
Vessels and capitalized dry-docking           1,139.6     917.6       1,066.5
Vessels under construction and prepayments
     for vessels                                134.4     116.1          97.4
Other plant and operating equipment               2.8       2.8           2.3
-------------------------------------------------------------------------------
Total tangible fixed assets                   1,277.2   1,036.9       1,167.1
-------------------------------------------------------------------------------


Financial fixed assets
-------------------------------------------------------------------------------
Other investments                               328.0     384.4         361.0
TOTAL NON-CURRENT ASSETS                      1,605.2   1,421.3       1,528.1
-------------------------------------------------------------------------------

CURRENT ASSETS

Inventories of bunkers                           12.0       9.2          10.9
Freight receivables, etc.                        45.8      34.7          53.9
Other receivables                                25.2       7.2          14.1
Prepayments                                       5.6       5.2           2.9
Marketable securities                             0.0      10.8           0.2
Cash and cash equivalents                        49.8      39.4         156.7
-------------------------------------------------------------------------------
                                                138.4     106.5         238.7
Non-current assets held for sale                  9.5      52.8          43.3
-------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                            147.9     159.3         282.0
-------------------------------------------------------------------------------

TOTAL ASSETS                                  1,753.1   1,580.6       1,810.1
-------------------------------------------------------------------------------

Liabilities and Equity

-------------------------------------------------------------------------------
Million USD                        30 June          30 June       31 December
                                      2006             2005              2005
-------------------------------------------------------------------------------

EQUITY

Common shares                         61.1             61.1              61.1
Treasury shares                     (18.1)            (7.7)             (7.7)
Revaluation reserves                 263.4            322,4             296.4
Retained profit                      552.5            409.4             415.3
Proposed dividend                      0.0              0.0             132.4
Hedging reserves                       7.5              1.1               3.3
Translation reserves                   3.9              3.9               3.9
-------------------------------------------------------------------------------
TOTAL EQUITY                         870.3            790.2             904.7
-------------------------------------------------------------------------------

LIABILITIES

Non-current liabilities
Deferred tax                          55.8             61.8              54.5
Mortgage debt and bank loans         716.3            507.8             729.1
-------------------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES        772.1            569.6             783.6
-------------------------------------------------------------------------------

Current liabilities
Mortgage debt and bank loans          56.6             54.5              59.9
Other financial liabilities            0.0            105.3               0.0
Trade payables                        15.6             18.3              22.9
Current tax liability                 10.0             14.2               9.4
Other liabilities                     27.1             22.2              23.6
Deferred income                        1.4              6.3               6.0
-------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES            110.7            220.8             121.8
-------------------------------------------------------------------------------

TOTAL LIABILITIES                    882.8            790.4             905.4
-------------------------------------------------------------------------------

TOTAL EQUITY AND LIABILITIES       1,753.1          1,580.6           1,810.1
-------------------------------------------------------------------------------

Equity at 1 January - 30 June 2006

--------------------------------------------------------------------------------------------------------------------------------
Million USD                                                 Com-    Treas-  Revalua-  Re-     Pro-    Hedging   Transla-  Total
                                                            mon     ury     tion      tained  posed   reserves  tion
                                                            shares  shares  reserves  profit  divi-             reserves
                                                                                              dend
--------------------------------------------------------------------------------------------------------------------------------
Equity at 1 January 2006                                    61.1    (7.7)    296.4    415.3    132.4     3.3      3.9     904.7
--------------------------------------------------------------------------------------------------------------------------------
Changes in equity Q1-Q2 2006:
Exchange rate adjustment arising on translation
   of entities using a measurement currency diff. from USD     -       -         -        -        -       -      0.0       0.0
Reversal of deferred gain/loss on cash flow hedges at the
  beginning of the year                                        -       -         -        -        -    (3.3)       -      (3.3)
Deferred gain/loss on cash flow hedges at the end of the
   Period                                                      -       -         -        -        -     7.5        -       7.5
Reversal of fair value adjustment on available for sale
   investments at the beginning of the year                    -       -    (296.4)       -        -       -        -    (296.4)
Fair value adjustment on available for sale investments at
   the end of the period                                       -       -     263.4        -        -       -        -     263.4
--------------------------------------------------------------------------------------------------------------------------------
Net income recognised directly in equity                       -       -     (33.0)       -        -     4.2      0.0     (28.8)
Net profit for the period                                                             138.5                                138.5
--------------------------------------------------------------------------------------------------------------------------------
Total income for the period                                    -       -     (33.0)   138.5      0.0     4.2      0.0     109.7
Purchase of treasury shares, cost                              -   (10.4)        -        -        -       -        -     (10.4)
Disposal of treasury shares, cost                              -     0.0         -        -        -       -        -       0.0
Dividends paid                                                 -       -         -        -   (140.1)      -        -    (140.1)
Dividends paid on treasury shares                              -       -         -      6.0        -       -        -       6.0
Exchange rate adjustment on dividends paid                     -       -         -     (7.7)     7.7       -        -       0.0
Exercise of share options                                      -       -         -      0.4        -       -        -       0.4
--------------------------------------------------------------------------------------------------------------------------------
Total changes in equity Q1-Q2 2006:                            -   (10.4)    (33.0)   137.2   (132.4)    4.2      0.0     (34.4)
--------------------------------------------------------------------------------------------------------------------------------
Equity at 30 June 2006                                      61.1   (18.1)    263.4    552.5      0.0     7.5      3.9     870.3
--------------------------------------------------------------------------------------------------------------------------------

Equity at 1 January - 30 June 2005

--------------------------------------------------------------------------------------------------------------------------------
Million USD                                                 Com-    Treas-  Revalua-  Re-     Pro-    Hedging   Transla-  Total
                                                            mon     ury     tion      tained  posed   reserves  tion
                                                            shares  shares  reserves  profit  divi-             reserves
                                                                                              dend
--------------------------------------------------------------------------------------------------------------------------------
Equity at 1 January 2005                                    61,1    (7,7)   319,3     238,4    99,9     0,4      4,0      715,4
--------------------------------------------------------------------------------------------------------------------------------
Changes in equity Q1-Q2 2005:
Exchange rate adjustment arising on translation
   of entities using a measurement currency diff. from USD     -       -        -         -       -       -     (0,1)      (0,1)
Reversal of deferred gain/loss on cash flow hedges at the
   beginning of the year                                       -       -        -         -       -    (0,4)       -       (0,4)
Deferred gain/loss on cash flow hedges at the end of the
   period                                                      -       -        -         -       -     1,1        -        1,1
Reversal of fair value adjustment on available for sale
   investments at the beginning of the year                    -       -   (319,3)        -       -       -        -     (319,3)
Fair value adjustment on available for sale investments at
the end
   of the period                                               -       -    322,4         -       -       -        -      322,4
--------------------------------------------------------------------------------------------------------------------------------
Net income recognised directly in equity                     0,0     0,0      3,1       0,0     0,0     0,7     (0,1)       3,7
Net profit for the period                                                             161,1                               161,1
--------------------------------------------------------------------------------------------------------------------------------
Total income for the period                                  0,0     0,0      3,1     161,1     0,0     0,7     (0,1)     164,8
Purchase of treasury shares, cost                              -       -        -         -       -       -        -        0,0
Disposal of treasury shares, cost                              -     0,0        -         -       -       -        -        0,0
Dividends paid                                                 -       -        -         -   (94,5)      -        -      (94,5)
Dividends paid on treasury shares                              -       -        -       4,1       -       -        -        4,1
Exchange rate adjustment on dividends paid                     -       -        -       5,4    (5,4)      -        -        0,0
Exercise of share options                                      -       -        -       0,4       -       -        -        0,4
--------------------------------------------------------------------------------------------------------------------------------
Total changes in equity Q1-Q2 2005:                          0,0     0,0      3,1     171,0   (99,9)    0,7     (0,1)      74,8
--------------------------------------------------------------------------------------------------------------------------------
Equity at 30 June 2005                                      61,1    (7,7)   322,4     409,4     0,0     1,1      3,9      790,2
--------------------------------------------------------------------------------------------------------------------------------

Cash flow statement

---------------------------------------------------------------------------------------------------------
Million USD                                                 Q2 2006   Q2 2005    Q1-Q2    Q1-Q2    2005
                                                                                  2006     2005
---------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating profit                                               57.6      75.9    124.5    157.5   303.2

Adjustments:
Reversal of profit from sale of vessels                       (19.4)    (21.0)   (19.4)   (40.4)  (54.7)
Reversal of depreciation and impairment loss                   14.8      11.2     29.9     21.5    47.9
Reversal of other non-cash movements                            2.2      (0.1)     7.7     (9.5)   (6.5)
Dividends received                                             26.2      12.6     26.4     12.8    12.8
Interest income and exchange rate gains                         6.3       1.0      7.4      2.1     7.8
Interest expenses                                             (10.7)     (5.9)   (21.0)   (10.7)  (26.1)
Income taxes paid                                               0.0       0.0      0.0      0.0    (7.5)
Change in inventories, accounts receivables and payables      (12.4)      2.8    (15.2)     7.2   (15.8)
---------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities            64.6      76.5    140.3    140.5   261.1
---------------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                           (56.8)   (249.9)  (176.5)  (471.5) (635.9)
Investment in equity interests and securities                   0.0      34.3      0.2     34.3   (15.4)
Sale of non-current assets                                     89.8      41.4     89.8     88.8   178.2
---------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities            33.0    (174.2)   (86.5)  (348.4) (473.1)
---------------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities       87.7     208.8     98.9    367.9   645.5
Repayment/redemption, mortgage debt                          (111.3)    (74.0)  (115.1)   (95.7) (251.9)
Dividends paid                                               (134.1)    (90.4)  (134.1)   (90.4)  (90.4)
Purchase/disposal of treasury shares                          (10.4)      0.0    (10.4)     0.0     0.0
---------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities              (168.1)     44.4   (160.7)   181.8   303.2
---------------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents              (70.5)    (53.3)  (106.9)   (26.1)   91.2

Cash and cash equivalents, beginning balance                  120.3      92.7    156.7     65.5    65.5
---------------------------------------------------------------------------------------------------------

Cash and cash equivalents, ending balance                      49.8      39.4     49.8     39.4   156.7
---------------------------------------------------------------------------------------------------------

Quarterly cash flow statement

--------------------------------------------------------------------------------------------------------
Million USD                                                   Q2 05    Q3 05   Q4 05    Q1 06    Q2 06

--------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating profit                                               75.9     68.8    76.9     66.9     57.6

Adjustments:
Reversal of profit from sale of vessels                       (21.0)   (14.4)    0.1      0.0    (19.4)
Reversal of depreciation and impairment loss                   11.2     12.5    13.9     15.1     14.8
Reversal of other non-cash movements                           (0.1)     3.0     0.0      5.5      2.2
Dividends received                                             12.6      0.0     0.0      0.2     26.2
Interest income and exchange rate gains                         1.0      0.6     5.1      1.1      6.3
Interest expenses                                              (5.9)    (6.7)   (8.7)   (10.3)   (10.7)
Income taxes paid                                               0.0      0.0   (7.5)      0.0      0.0
Change in inventories, accounts receivables and payables        2.8     (7.0)  (16.0)    (2.8)   (12.4)
--------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities            76.5     56.8    63.8     75.7     64.6
--------------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                          (249.9)  (145.8)  (18.6)  (119.7)   (56.8)
Investment in equity interests and securities                  34.3      3.2   (52.9)     0.2      0.0
Sale of non-current assets                                     41.4     36.4    53.0      0.0     89.8
--------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities          (174.2)  (106.2)  (18.5)  (119.5)    33.0
--------------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities      208.8    158.6   119.0     11.2     87.7
Repayment/redemption, mortgage debt                           (74.0)  (122.7)  (33.5)    (3.8)  (111.3)
Dividends paid                                                (90.4)     0.0     0.0      0.0   (134.1)
Purchase/disposal of treasury shares                            0.0      0.0     0.0      0.0    (10.4)
--------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities                44.4     35.9    85.5      7.4   (168.1)
--------------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents              (53.3)   (13.5)  130.8    (36.4)   (70.5)

Cash and cash equivalents, beginning balance                   92.7     39.4    25.9    156.7    120.3
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents, ending balance                      39.4     25.9   156.7    120.3     49.8
--------------------------------------------------------------------------------------------------------

Reconciliation to United States Generally Accepted Accounting Principles (US
GAAP)

---------------------------------------------------------------------------
Million USD                                   Net income            Equity
                                              Q1-Q2 2006      30 June 2006
---------------------------------------------------------------------------
As reported under IFRS

                                                   138.5             870.3
---------------------------------------------------------------------------

Adjustments:
    Reversal of write-down of assets                 0.5               0.0
     Deferred gain on a sale/lease back              2.1            (15.2)
    Deferred tax                                   (0.6)               4.3
---------------------------------------------------------------------------
    Total adjustments                                2.0            (10.9)
---------------------------------------------------------------------------

According to US GAAP                               140.5             859.4
---------------------------------------------------------------------------
For a review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated August 9, 2006
                                                 By: /s/ Klaus Kjaerulff
                                                     --------------------------
                                                     Klaus Kjaerulff
                                                     CEO




SK 03810 0001 693565